SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2014
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Closing price:
NETC4: R$19.50/share (BM&FBOVESPA)
Total number of shares: 342,963,601
Market Value: R$6.7 billion

2013 Earnings Release

São Paulo, February 11, 2014 – Net Serviços de Comunicação S.A. (BM&FBOVESPA: NETC3 and NETC4; and Latibex: XNET), the largest cable communication and entertainment operator in Brazil, offering integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”), Voice, in association with Embratel (“NET Fone via Embratel”), mobile phone, in association with Claro (“cellular phones”) and Video on Demand services (“NOW”), announces today its results for the fourth quarter (“4Q13”) and for the fiscal year ended  2013.

In 2013, the Company obtained again excellent results, maintaining our accelerated growth strategy and focus on the quality of services provided. We ended the year with a Pay TV subscriber base of 6,060 thousand clients, 12.6% growth compared to 2012. The Broadband base closed the year with 6,436 thousand clients, 17.1% higher than 2012. The number of telephone  lines in service at the end of 2013 was  5,691 thousand lines, 17.3%  greater than 2012.

In November 2013, Empresa Brasileira de Telecomunicações S.A. (“Embratel”) acquired in the auction for the unified offer to purchase shares (the "Offer"), 13,675,932 shares issued by the Company, corresponding to 83.62% of total shares outstanding. It is considered as outstanding shares other than those held directly or indirectly by the controlling shareholder.

As a result of the Offer, Embrael Participações S.A.(“Embrapar”) and its controlled Embratel together will, directly, or through their subsidiaries, hold 329,793,729 of NET’s shares, corresponding to 96.16% of its total share capital, including 103,256,971 common shares, corresponding to 90.21% of its voting share capital; and 226,536,758 preferred shares, corresponding to 99.14% of its non-voting shares. Also as a result of the Offer the Company is no longer part of differentiated level 2 corporate governance practices relating to the BM&FBovespa.

In January 2014, the Net Serviços American Depositary Receipts Program was canceled; and the Company has been definitively delisted from NASDAQ. However, up to the present date the Company remains registered under the Exchange Act, maintaining full compliance with its obligations until suspension and cancellation of registration for all classes of securities.

FINANCIAL STATEMENTS

Net Serviços de Comunicação S.A.
Consolidated Income Statements		4Q13	4Q12	12M13	12M12
(R$ thousands)
Net revenues		2,626,398	2,144,264	9,708,757	7,939,196
Operating costs		(1,059,566)	(1,023,447)	(4,643,463)	(3,879,791)
Selling, general and administrative expenses		(607,126)	(477,637)	(2,185,994)	(1,828,142)
EBITDA	(a)	959,706	643,180	2,879,300	2,231,263
EBITDA margin		36.5%	30.0%	29.7%	28.1%
Depreciation and amortization		(584,977)	(355,493)	(1,825,499)	(1,298,080)
Finance results		(155,297)	(40,267)	(514,710)	(301,600)
Income before tax		219,432	247,420	539,091	631,583
Income Tax and Social Contribution		(245,200)	(105,901)	(362,523)	(237,881)
Net income (loss)		(25,768)	141,519	176,568	393,702

(a)    EBITDA does not represent an accounting item or cash flow for the periods in question, and should not be considered an isolated indicator of operating performance. Furthermore, companies may perform specific interpretations; therefore, the definition of EBITDA may not be comparable with the calculation of EBITDA by other companies. The EBITDA disclosed by Net was calculated in accordance with CVM Ruling 527/12.

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Net Serviços de Comunicação S,A,
Consolidated Balance Sheet on December 31
(R$ thousands)
	2013	2012		2013	2012
Assets			Liabilities
Total current assets	1,791,521	1,157,326	Total current liabilities	3,998,354	2,619,751
Total non-current assets	11,034,971	8,601,854	Total non-current liabilities	3,095,006	2,557,888
			Equity	5,733,132	4,581,541
Total Assets	12,826,482	9,759,180	Total Liabilities and Net Equity	12,826,492	9,759,180

Net Revenue grew by 22.5%  from R$2,144.3 million in 4Q12 to R$2,626.4 million in 4Q13. In the last 12 months the increase was 22.3%, totaling R$9,708.8 million in 2013  against R$7,939.2 million in 2012. The expansion of the subscriber base was the main reason for this growth.

Operating Costs totaled R$1,059.6 million in 4Q13, an increase of 3.5%  up on the 4Q12 figure of R$1,023.4 million, and closed the year at R$4,643.5 million, an increase of 19.7%  compared to R$3,879.8 million in 2012, mainly due to business growth, but reduced by the substantial positive impact from a closing agreement in a legal dispute related to copyright, formalized in 4Q13.

Selling, General and Administrative Expenses (SG&A) stood at R$607.1 million in 4Q13,  27.1%  up on the R$477.6 million in 4Q12. The Company closed the year at R$2,186.0 million, 19.6%  higher than the 2012, which stood at R$1,828.1 million, also driven by business growth.

EBITDA (earnings before interest, income taxes including social contribution on net income, depreciation and amortization) stood at R$959.7 million in 4Q13, with an EBITDA Margin of 36.5%, which represents growth of 49.2%  when compared to 4Q12, at R$643.2 million. The accumulated increase between 2012 and 2013  was 29.0%, from R$2,231.3 to R$2,879.3  million  in 2012,  recording an EBITDA Margin of 29.7%  against 28.1% in 2012.

The Finance results in 4Q13 posted a net expense of R$155.3 million compared to R$40.3 million in 2012. In the year to date, the value of the net expenses was R$514.7 million against R$301.6 million in 2012. The increase in net financial expenses in 2013 substantially resulted from the increased debt due to the growth in investments, the devaluation of the real against the U.S. dollar and the positive effects of the reversal of provisions related to tax on interest on foreign currency debt in 2012.

The income tax and social contribution expenses totaled R$245.2 million in 4Q13,  compared to R$105.9 million in 4Q12. In the year to date (2013)  such expenses totaled R$362.5  million, compared to R$237.9 million in the previous year. The growth in this expense was substantially due to the review of the carrying amount of deferred tax credit in the light corporate restructuring studies.

The Company posted losses of R$25.8 million in the 4Q13  compared to net income of R$141.5 million in the same period of 2012. In the year to date (2013),  net income was R$176.6 million, compared to R$393.7 million in 2012, a decline of 55.1%.

Company’s total Capex stood at R$3,564.9 million in 2013, which was mainly allocated to home installation, expansion of network capacity and technological improvements, reinforcing our commitment to the country and the quality and coverage of our services.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: February 11, 2014

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.